CUSIP NO.  31769Q-10-8                                         Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Final Amendment)[FN1]

                           Maxcor Financial Group Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   31769Q-10-8
                                 (CUSIP Number)

Welsh, Carson, Anderson                    William J. Hewitt, Esq.
  & Stowe VI, L.P.                         Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                  45 Rockefeller Plaza
Attention:  Laura VanBuren                 New York, New York  10111
Tel. (212) 893-9500                        Tel. (212) 841-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ]. [FN1]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP NO.  31769Q-10-8                                         Page 2 of 6 Pages

1)   Name of Reporting Person                       Welsh, Carson, Ander-
     I.R.S. Identification                          son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                               (a) [X]
         if a Member of a Group                              (b) [ ]

3)   SEC Use Only

4)       Source of Funds                                     Not Applicable


5)       Check if Disclosure of
         Legal Proceedings Is                                Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                     Delaware

Number of                                   7)   Sole Voting       -0-
Shares Beneficially                              Power
Owned by Each
Reporting Person
With

                                            8)   Shared Voting
                                                 Power             -0-

                                            9)   Sole Disposi-     -0-
                                                 tive Power

                                            10)  Shared Dis-
                                                 positive Power    -0-

11)  Aggregate Amount Beneficially                                 -0-
     Owned by Each Reporting Person

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                            -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                    PN




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CUSIP NO.  31769Q-10-8                                         Page 3 of 6 Pages


1)   Name of Reporting Person                                WCAS Information
         I.R.S. Identification                               Partners, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                               (a) [X]
         if a Member of a Group                              (b) [ ]

3)   SEC Use Only

4)       Source of Funds                                     Not Applicable


5)       Check if Disclosure of
         Legal Proceedings Is                                Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                     Delaware

Number of                                7)   Sole Voting    50,248 shares of
Shares Beneficially                           Power          Common Stock
Owned by Each
Reporting Person
With

                                         8)   Shared Voting
                                              Power              -0-

                                         9)   Sole Disposi-  50,248 shares of
                                              tive Power     Common Stock

                                         10)  Shared Dis-
                                              positive Power      -0-

11)  Aggregate Amount Beneficially                           50,248 shares of
         Owned by Each Reporting Person                      Common Stock

12)  Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                      0.4%
         Amount in Row (11)

14)      Type of Reporting
         Person                                              PN




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CUSIP NO.  31769Q-10-8                                         Page 4 of 6 Pages

                         Final Amendment to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 23, 1996 and Amendment No. 1 thereto filed on February 27, 1998 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background.

          Item 2 is hereby amended by removing Richard H. Stowe and James B. Hoover and adding Paul B. Queally as General Partners of VI Partners.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 11,323,782 shares of Common Stock outstanding as of May 12, 1999, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 1999, as filed with the Commission on May 17, 1999:

                  (a)

                  WCAS VI and VI Partners

                  WCAS VI and VI Partners own no shares of Common Stock.

                  WCAS IP and INFO Partners

          WCAS IP owns 50,248 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

                  General Partners of VI Partners and INFO Partners

               (i) Russell L. Carson owns 29,647 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

               (ii) Andrew M. Paul owns 7,535 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.





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CUSIP NO.  31769Q-10-8                                         Page 5 of 6 Pages

               (iii) Thomas E. McInerney owns 10,047 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

               (iv) Laura VanBuren owns 1,255 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

               (v) Robert A. Minicucci owns 10,047 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

               (vi) Anthony J. deNicola owns 2,511 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VI and WCAS IP, respectively. Each of the general partners of VI Partners and INFO Partners disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VI Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS IP.

          (c) On June 17, 1999, WCAS VI sold an aggregate 2,936,097 shares of Common Stock in open market transactions, at an average price of $1.42 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 17, 1999.





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CUSIP NO.  31769Q-10-8                                         Page 6 of 6 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General
                                         Partner


                                    By: /s/ Jonathan M. Rather
                                            Attorney-in-Fact

                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General
                                    Partner


                                    By: /s/ Jonathan M. Rather
                                            Attorney-in-Fact




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